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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
Thomas E. Rutledge
Stoll Keenon Ogden PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: J. McCauley Brown

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		257,542

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,892,902

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		257,542

WITH:	8	SHARED DISPOSITIVE POWER:

		5,892,902

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,150,444

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Item 2.

a)	Name:	J. McCauley Brown

b)	Principal Business address:	850 Dixie Highway
Louisville, Kentucky 40210
c)		United States of America

d)		Brown-Forman Corporation Class A Common Stock

e)		0115637-10-0

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)		[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)		[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)		[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)		[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)		[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of March 14, 2006, is as follows:

		Aggregate
		Number

(a)	Beneficially Owned	6,150,444
(b)	Percent of Class	10.8%
(c)	Sole Voting Power	257,542
	Shared Voting Power	5,892,902
	Sole Disposition Power	257,542
	Shared Disposition Power	5,892,902
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     On March 14, 2006, the undersigned became an advisor to two trusts holding Brown-Forman Corporation Class A Common Stock. As an advisor the undersigned shares voting and dispositional power over the shares held by the trusts. As of the date of this filing the other members of the advisory committees are Owsley B. Frazier and Laura Frazier, both of whom are cousins of the undersigned. Owsley B. Frazier has the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned has shared voting and dispositional control, with those shares being more than 5% of the Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A

Item 8.	Identification and Classification of Members of the Group.
     N/A

Item 9.	Notice of Dissolution of Group.
     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2006

/s/ J. McCauley Brown J. McCauley Brown